NOTICE OF EXEMPT SOLICITATION

NAME OF THE REGISTRANT:
Exxon Mobil Corporation

NAME OF PERSON RELYING ON EXEMPTION:
New York State Common Retirement Fund

ADDRESS OF PERSON RELYING ON EXEMPTION:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:
Press release issued by the Office of the New York State Comptroller on
April 25, 2017 entitled "Exxon's Investors Call for Meaningful Climate Risk Plan."
__________________________________________________________________________________

NEWS

From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Press Office (518) 474-4015
April 25, 2017

Exxon's Investors Call for Meaningful Climate Risk Plan
Company's Failure to Address Goals of Paris Agreement Puts Company and its
Shareholders at Risk

Investors led by New York State Comptroller Thomas P. DiNapoli, as trustee of the
New York State Common Retirement Fund (Fund), and the Church of England, are calling on ExxonMobil to explain how its business will be impacted by global efforts to mitigate climate change.

"ExxonMobil has said it supports the Paris Agreement, but those are empty words unless the company backs them up with action," DiNapoli said. "Exxon's business is extremely vulnerable to changes in climate regulation and consumer demand. Unlike its peers that have agreed to analyze how the effort to limit global warming impacts their portfolio and share those results with investors, Exxon refuses to account for the goals of the Paris Agreement. Irrespective of the current administration's stance on climate change, countries around the world are moving ahead with policies that will limit greenhouse gas emissions and will likely impact the market for ExxonMobil's products. ExxonMobil puts itself and its long-term investors at risk by failing to acknowledge this reality."

"Last year this shareholder proposal received 38% support and it is extremely disappointing that Exxon has still not committed to provide the 2 degree scenario analysis that investors expect from the oil and gas majors," said Edward Mason, Head of Responsible Investment for the Church Commissioners. "We are delighted that the resolution is garnering even greater support than last year."

The Paris Agreement's 2 degree target, to restrict global temperatures to no more than 2 degrees Celsius above pre-industrial levels, creates a scenario of carbon emission restrictions and lower demand for fossil fuels. The company's assessment of any impact those changes may have on the value of its oil and gas reserves and resources, and its plans for adjusting to those changes, are vital information for
ExxonMobil management and investors. The shareholder proposal filed by DiNapoli asks
Exxon to prepare and publish an annual assessment of the impact of the 2 degree scenario on its resources through 2040 and beyond.

Several of Exxon's peer companies, including BP, ConocoPhillips, Royal Dutch Shell and Total, have already endorsed the 2 degree scenario analysis. Major asset managers such as BlackRock and State Street Global Advisors have called for improved climate risk disclosures.

Although Exxon has acknowledged that demand for its products could drop and that its own projects could be delayed because of existing regulatory frameworks and others that are under consideration, it has yet to provide adequate analysis of the impact of the 2 degree target on its resources to investors and the marketplace.

This is the second consecutive year that the Fund and the Church of England have co-filed the proposal along with dozens of other investors, including the New York
City Retirement Systems, CalPERS and other U.S. and European investors. A list of co-filers is available here.

Last year, ExxonMobil sought to block the proposal from consideration at its annual meeting, a request that was denied by the U.S. Securities and Exchange Commission.
The proposal did not pass, but it received a record vote for a climate change resolution at ExxonMobil.

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with an estimated $186 billion in assets under management as of December 31, 2016. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.

About the Church Commissioners for England
The Church of England's investment fund, the Church Commissioners for England, manages a fund of some 7 billion British Pounds, held in a diversified portfolio including equities, real estate and alternative investment strategies. The
Commissioners' work supports the Church of England as a Christian presence in every community in England.

Albany Phone: (518) 474-4015 Fax: (518) 473-8940
NYC Phone: (212) 383-1388 Fax: (212) 681-7677
Internet: www.osc.state.ny.us
E-Mail: press@osc.state.ny.us